M-real Corporation Stock Exchange Bulletin 28.2.2006 at 3.00 p.m.

MOODY´S DOWNGRADES M-REAL´S CREDIT RATING

Moody´s Investors Service has today downgraded M-real Corporation´s Ba2 rating to Ba3. The outlook of the rating remains negative.

Downgrade has no impact on M-real´s current financing costs.

M-REAL CORPORATION


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Corporate Communications

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